Rule 12g3-2(b) File Number: 82-5237

82-34629

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

February 12, 2003

03007041

Securities and Exchange Commission
Office of International Corporate Fina
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

03 MAR -3 AM 7:21

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number 82-5237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we enclose herewith the following documents made public and filed with the Stock Exchange of Hong Kong Limited:

1. Announcement made public in Hong Kong newspaper on February 12, 2003 regarding with the change of Directors, Supervisors and Senior Officers.
2. Letter sent to the Stock Exchange of Hong Kong Limited on February 12, 2003.

The documents themselves should be self-explanatory. We hope that you find the documents in order, and thank you for your attention.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Sincerely yours,

Wenyao Jiang
Company Secretary

Zhejiang Expressway Co., Ltd.
19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code: 310007

Tel: 86-571-8798 7700
Fax: 86-571-8795 0329

dlw 3/3

Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

APPOINTMENT OF THE NEW DIRECTORS, SUPERVISORS AND SENIOR OFFICERS

Zhejiang Expressway Co., Ltd. (the "Company") has elected the members for the Board of Directors and the Supervisory Committee of the third session, and has appointed its Senior Officers, with effect from 1st March, 2003.

The Board (the "Board") of Directors (the "Directors") of the Company is pleased to announce that, Mr. Geng Xiaoping, Mr. Fang Yunti, Mr. Zhang Jingzhong and Mr. Xuan Daoguang, were re-elected as Executive Directors. Ms. Zhang Luyun was elected as a non-executive Director. Ms. Zhang Yang was re-elected as a non-executive Director. Mr. Tung Chee Chen and Mr. Zhang Junsheng were re-elected as independent non-executive Directors and Mr. Zhang Liping was elected as independent non-executive Director. The term of service for the Directors will be three years, with effect from 1st March, 2003.

Mr. Geng Xiaoping was elected as the Chairman of the Company and was appointed as the chairman of the Strategic Development Committee. Mr. Tung Chee Chen was appointed as the chairman of the Audit Committee and the Nomination and Remuneration Committee.

Mr. Ma Kehua was re-elected as the Supervisor representing shareholders and will act as the chairman of the Supervisory Committee. Mr. Fang Zhexing was elected by the staff as the Supervisor representing employees. Mr. Sun Xiaoxia and Mr. Zheng Qihua were re-elected as independent Supervisors. Mr. Jiang Shaozhong was elected as an independent Supervisor. The term of service for the Supervisors will be three years, with effect from 1st March, 2003.

Mr. Fang Yunti was appointed as the General Manager of the Company. Mr. Xuan Daoguang, Mr. Jiang Wenyao, Ms. Huang Qiuxia and Mr. Pan Jiaxiang were appointed as the Deputy General Managers of the Company. Mr. Zhang Jingzhong was appointed as the Secretary to the Board. Mr. Wu Junyi was appointed as the Financial Controller of the Company. The appointments above will be for a term of three years, with effect from 1st March, 2003.

The Board wishes to welcome all new Directors and Supervisors, and would like to express its gratitude towards the Directors, Dr. Hu Hung Lick, Henry and Ms. Zhang Chunming, as well as the Supervisors, Mr. Ni Ciyun and Mr. Lu Fan, whose terms of service will expire on 28th February, 2003, for their contribution to the Company.

BY ORDER OF THE BOARD
Geng Xiaoping
Chairman
Hangzhou, 11th February, 2003

HERBERT SMITH

23rd Floor Gloucester Tower
11 Pedder Street
Hong Kong
Telephone +852 2845 6639
Facsimile +852 2845 9099
DX 009028
www.herbertsmith.com

The Stock Exchange of Hong Kong Limited
11/F One International Finance Centre
1 Harbour View Street
Hong Kong

Attn: Mr Terence Tam

Your ref

Our ref 2329/3093/30833902

Date 12th February 2003

BY FAX (2868 5028) AND BY POST

Dear Sirs,

Zhejiang Expressway Co., Ltd. (the "Company") – Changes in Directors, Supervisors and Senior Officers

We act for the Company. During the extraordinary general meeting of the Company held on 11th February 2003, certain changes to the board of directors, supervisory committee and senior management were approved. Pursuant to paragraph 14(2) of the Listing Agreement, we write to inform you of the following changes.

Directors

Ms Zhang Luyun was elected as a non-executive director of the Company, and Mr Zhang Liping was elected as an independent non-executive director of the Company. Their terms of service will commence on 1st March 2003 and will expire on 28th February 2006.

Dr Hu Hung Lick, Henry and Ms Zhang Chunming, whose terms of service will expire on 28th February 2003, will cease to be directors of the Company as of such date.

Supervisors

With regard to supervisors of the Company, Mr Fang Zhexing was elected by the employee of the Company as the supervisor representing employees. Mr Jiang Shaozhong was elected as an independent supervisor. Their terms of service will commence on 1st March 2003 and will expire on 28th February 2006.

Mr Ni Ciyun and Mr Lu Fan, whose terms of service will expire 28th February 2003, will cease to be supervisors of the Company as of such date.

Senior Management

Mr Xuan Daoguang, Mr Jiang Wenyao, Ms Huang Qiuxia and Mr Pan Jiaxiang were appointed as deputy general managers of the Company. Mr Zhang Jingzhong was appointed as the secretary of the Company. Mr Wu Junyi was appointed as the financial controller of the Company. Such appointments will take effect on 1st March 2003 and will expire on 28th February 2006.

Mr Zhang Jingzhong will cease to be the deputy general manager of the Company and Mr Jiang Wenyao will cease to be the secretary of the Company on 28th February 2003.

Other Senior Officers

Mr Geng Xiaoping was appointed as the chairman of the Strategic Development Committee of the Company. Mr Tung Chee Chen was elected as the chairman of the Audit Committee and the Nomination and Remuneration Committee of the Company. Such appointments will take effect on 1st March 2003 and will expire on 28th February 2006.

The Company is currently arranging for Forms H and Forms I for the new directors and supervisors to be submitted to you as soon as possible. Please do not hesitate to contact either Denise Wong at 2101 4155 or Anna Wong at 2101 4144 of our office if you have any questions.

Yours faithfully,

Herbert Smith

c.c. Gabriel Yu/Tony Zheng of Zhejiang Expressway Co., Ltd.
(fax no: 002 86 571 87950329)
Fiona Sze of Zhejiang Expressway Co., Ltd. (Hong Kong office) (fax no: 2537 4293)
Michael Ngai/Horace Tsui of Cazenove Asia Limited (fax no: 2530 9492)